LEVI STRAUSS & CO. AND SUBSIDIARIES

Exhibit 12

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
(Dollars in thousands)	November 28, 2004		November 30, 2003	November 24, 2002		November 25, 2001		November 26, 2000
Earnings:

Income (loss) before income taxes	$95,525		$(31,292)	$26,587		$222,648		$382,710

Add: Fixed charges	287,491		281,470	212,765		245,835		260,124
Add: Minority interest in consolidated subsidiaries	1,626		1,545	2,062		440		632

Total earnings	$384,642		$251,723	$241,414		$468,923		$643,466

Fixed Charges:

Interest expense (includes amortization of debt discount and debt issuance costs)	$260,124		$254,265	$186,493		$219,956		$234,098
Interest factor in rental expense(1)	27,367		27,205	26,272		25,879		26,026

Total fixed charges	$287,491		$281,470	$212,765		$245,835		$260,124

Ratio of earnings to fixed charges	1.3	x	—	1.1	x	1.9	x	2.5	x

Deficit of earnings to fixed charges	—		$(29,747)	—		—		—

(1)	Utilized an assumed interest factor of 33% in rental expense.